Exhibit 99.1

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No. 201406588W)

PROXY STATEMENT
for the
ANNUAL GENERAL MEETING
of
KENON HOLDINGS LTD.

To Be Held on June 22, 2017
10 a.m. (Singapore time) at
One Marina Boulevard #30-00, the Boardroom, Singapore 018989

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of June 2, 2017, in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Annual General Meeting of our shareholders, to be held on June 22, 2017 (the “AGM”), or at any adjournments thereof, for the purposes of voting on the proposals to be considered at the AGM (the “Proposals”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of June 2, 2017, accompanying this Proxy Statement (the “AGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Kenon”, “we”, “us”, “our” and similar terms, shall mean Kenon Holdings Ltd., together with our subsidiaries and associated companies.

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of Kenon’s ordinary shares, no par value (“Kenon Shares”) (“Kenon Shareholders”), are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and will also be filed with the Tel Aviv Stock Exchange (the “TASE”) on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”) (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on June 2, 2017, (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the AGM Notice.

This Proxy Statement and the AGM Notice will be mailed to beneficial shareholders as of the Record Date, on or about June 6, 2017, and to shareholders of record (members) on June 2, 2017. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

Quorum and Required Vote.

Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid Kenon Shares as at the date of the AGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the AGM.

The affirmative vote by a show of hands of at least a majority of the Kenon Shareholders present and voting, or, if a poll is demanded by the chairman of the AGM (the “Chairman of the AGM”) or, amongst other circumstances set forth in Article 63 of our Constitution, by holders of at least 5 per cent. of the total number of our paid-up shares, a simple majority of the Kenon Shares voting, is required at the AGM, to re-elect the directors nominated pursuant to Proposals No. 1(a) – 1(g), to re-appoint KPMG LLP as our statutory Auditor pursuant to Proposal No. 2, and to approve the ordinary resolutions contained in Proposals No. 3 through 6. The Chairman of the AGM will demand a poll in order to enable the Kenon Shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM.

Abstentions will not be counted in the tabulation of votes cast on a Proposal and are therefore not counted for purposes of determining whether a Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the relevant Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The Proposals listed below are not “routine” matters for purposes of the broker vote:

●	Proposals 1(a) – 1(g) – Re-Election of Directors;

●	Proposal 3 – To Approve the Standing Authority for Payment of Cash Compensation to Non-Executive Directors;

●	Proposal 4 – To Approve the Standing Authority for the Grant of Annual Equity Compensation to Non-Executive Directors;

●	Proposal 5 – To Authorise the Ordinary Share Issuances; and

●
Proposal 6 – To Authorise the Grant of Awards Under the Kenon Holdings Ltd. Share Incentive Plan 2014 (“SIP 2014”) and/or Options Under the Kenon Holdings Ltd. Share Option Plan 2014 (“SOP 2014”) and the Allotment and Issuance of Ordinary Shares.

Persons Entitled to Vote on the Proposals at the AGM.

Shareholders of Record: Kenon has convened an AGM to be held on June 22, 2017, to consider and vote upon the Proposals. You are entitled to vote at the AGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company, N.A. (“Computershare”), as at the date of the AGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the AGM, you must have been a Kenon Shareholder as at, and with effect from, the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the Record Date, but before the date of the AGM, and you wish to vote your Kenon Shares, you must become a “shareholder of record” prior to the AGM and vote as a “shareholder of record” according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record.”

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the AGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the AGM Notice, not less than 48 hours before the time appointed for holding the AGM (or within such other time as may be required by the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”)).

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if either or both of the proxies appointed does/do not attend the AGM. In the case of an appointment of two proxies in the alternative, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by this proxy card if both the proxies appointed do not attend the AGM.

Returning the proxy card will not affect your right to attend the AGM, and your proxy will not be used if you are personally present at the AGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s Board.

Beneficial Shareholders (New York Stock Exchange (the “NYSE”)): If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the AGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification.

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, or the DTC participants’, procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a “shareholder of record” and your Kenon Shares are traded on the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on June 2, 2017 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, or (b) if you choose to vote in person at the AGM, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of the shares on the Record Date, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law).

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures).

Revocation of Proxy.

Shareholders of Record: If you are a “shareholder of record,” your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, P.O. BOX 30170, College Station, TX 77845-3170, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares that are traded on the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Meitar Liquornik Geva Leshem Tal Law Offices via fax to +972-3-6103661, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person, subject to the satisfaction of the conditions set forth in “Manner of Voting – Beneficial Shareholders (TASE)” above.

As of the date of this Proxy Statement, Kenon does not intend to present, and has not been informed that any other person intends to present, any business for action, other than the Proposals set forth in this Proxy Statement and in the AGM Notice.

Registered Office.

The mailing address of our registered office is 160 Robinson Road, #17-01, Singapore Business Federation Center, Singapore 068914.

Singapore Financial Statements; Monetary Amounts.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report to be delivered to Kenon Shareholders prior to the date of the AGM, and which will be furnished to the SEC on a Report on Form 6-K, and will also be filed with the TASE on an Immediate Report. Except as otherwise stated herein, all monetary amounts in this Proxy Statement have been presented in U.S. dollars.

PART II – PROPOSALS TO BE CONSIDERED
AT THE ANNUAL GENERAL MEETING

PROPOSALS 1(a) – 1(g):
RE-ELECTION OF DIRECTORS

Article 94 of our Constitution (the “Constitution”) requires that at each annual general meeting, all Directors for the time being shall retire from office. Under Article 95 of our Constitution, retiring Directors are eligible for re-election. Accordingly, all of our Directors, namely, Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman, Mr. Arunava Sen and Mr. Vikram Talwar will be retiring as Directors. With the exception of Mr. Vikram Talwar, all of our Directors, namely Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman and Mr. Arunava Sen will be standing for re-election as Directors at this AGM.

As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a Director.

Set forth below are the names of, and certain other information concerning, the nominees for election as Directors at the AGM:

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia Holdings Singapore B.V. and the Managing Director of Quantum Pacific Ventures Limited. He is a member of the board of directors of Pacific Drilling S.A., Quantum Pacific Shipping Services Pte. Ltd., Ansonia Holdings Singapore B.V. and IC Power Ltd., as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Antoine Bonnier. Mr. Bonnier is currently an Investment Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Pacific Drilling S.A. and of Primus Green Energy, Inc., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Bonnier was previously a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of the audit committee of Kenon. Mr. Charney retired from Ernst & Young LLP (“Ernst & Young”), in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent affiliations include board tenures with Pacific Drilling S.A. and IC Power Ltd, along with Kenon, as well as Marvel Entertainment, Inc. (through December 2009) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and Chairman of CTD Holdings Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine is also Lead Director for Forward Industries, Sole Director of Operational Technologies Stichting and director of Pacific Drilling S.A. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation (“CEDC”), a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board's successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. He also served as Sole Director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law.

Dr. Bill Foo. Dr. Bill Foo is a director and corporate advisor of several private, listed and non-profit entities, including IC Power Ltd., Unigestion Asia Pte. Ltd., Mewah International Inc., CDL Hospitality Trusts, Academies Australasia Group Ltd. and chairing the Salvation Army and Heartware Network Youth Charity organizations. In May 2017, Dr. Foo was appointed to the board of directors of Kenon. Prior to his retirement, Dr. Foo worked in financial services for over 30 years, including serving as CEO of ANZ Singapore and South East Asia Head of Investment Banking for Schroders. Dr. Foo has also worked in various positions at Citibank and Bank of America and has been a director of several listed and government-related entities, including International Enterprise Singapore (Trade Agency), where he chaired the Audit Committee for several years. Dr. Foo has a Master’s Degree in Business Administration from McGill University and a Bachelor of Business Administration from Concordia University and an honorary Doctor of Commerce from James Cook University Australia.

Aviad Kaufman. Mr. Kaufman is the Chief Financial Officer of Quantum Pacific (UK) LLP, the chairman of Israel Corporation Ltd. (TASE: ILCO), a board member of Israel Chemicals Ltd. (NYSE: ICL, TASE: ICL), IC Power Ltd., Lynav Holdings Ltd., Lynav Shipping Ltd. and Maraval II Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2012, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific Advisory Limited. From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. (NYSE:DOX). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Arunava Sen. Mr. Sen is CEO and Managing Director of Coromandel Advisors Pte Ltd, a Singapore-based company that provides strategic and transactional advice to global investors in the infrastructure and clean energy sectors. In May 2017, Mr. Sen was appointed to the board of directors of Kenon. Mr. Sen is also a director of IC Power Ltd. Between August 2010 and February 2015, Mr. Sen was CEO and Managing Director of Lanco Power International Pte Ltd, a Singapore-registered company focused on the development of power projects globally. Previously, Mr. Sen held several senior roles at Globeleq Ltd, a Houston-based power investment company, including COO, CEO—Latin America and CEO—Asia. In 1999, Mr. Sen co-founded and was COO of Hart Energy International, a Houston-based company that developed and invested in power businesses in Latin America and the Caribbean. From 1994 to 1999, Mr. Sen was a Senior Vice President of Coastal Power Company, where he was responsible for business development and asset management in South Asia. Between 1990 and 1993, Mr. Sen served as Vice President of Hart Associates Inc., a Washington, DC-based company that pioneered environmental projects in Eastern Europe. Mr. Sen is currently a director on the board of Romo Wind A.G. and a member of the investment committee of Armstrong Asset Management Pte Ltd. A qualified Chartered Accountant, Mr. Sen holds a B.Com. degree from the University of Calcutta and an M.S. degree in Finance from The American University in Washington, DC.

The Board recommends a vote “FOR”

Proposals 1(a) – 1(g) to re-elect each of the above nominees to our Board.

PROPOSAL 2:
RE-APPOINTMENT OF STATUTORY AUDITOR FOR THE FINANCIAL YEAR ENDING
31 DECEMBER 2017 AND AUTHORISATION OF OUR DIRECTORS TO FIX THEIR
REMUNERATION

KPMG LLP served as our statutory Auditor for the financial year ended December 31, 2016. Pursuant to section 205(2) and 205(4) of the Singapore Companies Act, any appointment after the Board’s initial appointment of our statutory Auditor, or its subsequent removal, requires the approval of our shareholders. The Audit Committee of our Board has authorised, approved, and recommended to our Board the re-appointment of KPMG LLP as our statutory Auditor for the financial year ending 31 December 2017 and to perform other appropriate services. As a result, our Board has approved, subject to shareholders’ approval, the re-appointment of KPMG LLP and, pursuant to section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors to fix the Auditor’s remuneration for services rendered through the AGM. We expect that a representative from KPMG LLP will be present at the AGM. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. In addition, the fees paid to KPMG LLP for the financial year ended December 31, 2016 shall be reported to Kenon Shareholders at the AGM upon request.

The Board recommends a vote “FOR”

Proposal 2 to re-appoint KPMG LLP as our statutory Auditor for the financial year ending 31 December 2017, and to authorise the Directors to fix their remuneration.

PROPOSAL 3:
ORDINARY RESOLUTION TO APPROVE THE STANDING AUTHORITY FOR PAYMENT OF
CASH COMPENSATION TO NON-EXECUTIVE DIRECTORS

Under section 169 of the Singapore Companies Act, we may only provide compensation to our Directors for services rendered in their capacity as Directors with the prior approval from our shareholders at a general meeting.

We believe that it is advisable and in the best interests of our shareholders for our shareholders to authorise the Company to provide cash compensation to any non-executive Director appointed from time to time in the manner specified below:

(a)	Annual cash compensation of US$34,000 to each of the non-executive Directors of the Company for services rendered as a Director;

(b)	Additional annual cash compensation of US$42,500 to the Chairman of the Board for services rendered as Chairman of the Board;

(c)	Additional annual cash compensation of US$30,000 to the Chairman of the Audit Committee (“AC”) of the Board for services rendered as Chairman of the AC and for his participation on the AC;

(d)
Additional annual cash compensation of US$8,500 to the Chairman of the Nominating and Corporate Governance Committee (“NC”) of the Board for services rendered as Chairman of the NC and for his participation on the NC;

(e)	Additional annual cash compensation of US$8,500 to the Chairman of the Compensation Committee (“CC”) of the Board for services rendered as Chairman of the CC and for his participation on the CC;

(f)	Additional annual cash compensation of US$4,250 to each of the non-executive Directors for his participation on the AC on which such Director serves;

(g)	Additional attendance fee of US$1,700 to each of the non-executive Directors for his attendance for each meeting of the Board;

(h)	Additional attendance fee of US$1,275 to each of the non-executive Directors for his attendance for each meeting of the AC;

(i)	Additional attendance fee of US$1,275 to each of the non-executive Directors for his attendance for each meeting of the NC; and

(j)	Additional attendance fee of US$1,275 to each of the non-executive Directors for his attendance for each meeting of the CC,

such standing authority to commence with effect from 1 July 2017 and in relation to:

(aa)	the fees payable pursuant to sub-paragraphs (a) to (f) above, a pro-rated amount of fees shall be payable to such non-executive Director who does not complete a full calendar year of service; and

(bb)
the fees payable pursuant to sub-paragraphs (g) to (j) above, half of the amount of fees shall be payable to such non-executive Director who participates in any of the meetings by means of a conference telephone, video conference telephone, or similar communications equipment in accordance with Article 101(B) of the Constitution.

If Proposal 3 is approved by our shareholders, this authority will vary and replace in its entirety, with effect from 1 July 2017, the standing authority passed by the shareholders of the Company on 30 June 2015. This mandate, when passed by shareholders will continue on a perpetual basis without the need for renewal at subsequent annual general meetings, unless subsequently varied or revoked by an ordinary resolution passed by shareholders at a general meeting.

The cash compensation due to Mr. Cyril Pierre-Jean Ducau, Mr. Aviad Kaufman and Mr. Antoine Bonnier will be paid to and retained by Ansonia Holdings Singapore B.V. (“Ansonia”) or an entity designated by Ansonia.

We believe that this authorisation will benefit our shareholders by enabling the Company to attract and retain qualified individuals to serve as Directors of the Company and to continue to provide leadership for the Company with the goal of enhancing long-term value for our shareholders.

The Board recommends a vote “FOR” Proposal 3 to approve the standing authority for the cash compensation for our non-executive Directors.

PROPOSAL 4:
ORDINARY RESOLUTION TO APPROVE THE STANDING AUTHORITY FOR THE GRANT OF
ANNUAL EQUITY COMPENSATION TO NON-EXECUTIVE DIRECTORS

We believe that it is advisable and in the best interests of our shareholders for our shareholders to authorise the Company to provide annual equity compensation to any non-executive Director appointed from time to time, in the following manner:

(a) an annual award covering such number of ordinary shares of the Company, fully paid-up, reflecting a fair market value of US$68,000, in accordance with the SIP 2014 and subject to the terms and conditions set forth in the award letter to be issued to him, or at the election by the CC to instead pay the cash amount of US$68,000 in lieu of ordinary shares, which shall be determined by the CC in its sole discretion for services rendered and/or to be rendered as a Director (“NED Annual Award”); and

(b) an annual award covering such number of ordinary shares of the Company, fully paid-up, reflecting a fair market value of US$32,000, in accordance with the SIP 2014 and subject to the terms and conditions set forth in the award letter to be issued to him, or at the election by the CC to instead pay the cash amount of US$32,000 in lieu of ordinary shares, which shall be determined by the CC in its sole discretion for services rendered and/or to be rendered as Chairman of the AC (“AC Chairman Annual Award”), such standing authority to commence with effect from 1 July 2017, and a pro-rated amount of fees in ordinary shares or cash as aforesaid shall be payable to him if he does not complete a full calendar year of service.

This mandate, when passed by shareholders will continue on a perpetual basis without the need for renewal at subsequent annual general meetings, unless subsequently varied or revoked by an ordinary resolution passed by shareholders at a general meeting.

Any grant of (i) an NED Annual Award and (ii) an AC Chairman Annual Award, and issue of ordinary shares pursuant thereto shall be conditional upon there being a subsisting valid authority conferred upon the Directors pursuant to section 161 of the Singapore Companies Act in respect of the issue of ordinary shares. In the event that there is no valid authority pursuant to section 161 of the Singapore Companies Act that is subsisting, each such non-executive Director(s) will then be entitled to receive in cash in lieu of ordinary shares, Director’s fees equivalent to (i) US$68,000 with respect to an NED Annual Award and (ii) US$32,000 with respect to an AC Chairman Annual Award.

If Proposal 4 is approved by our shareholders, this authority will vary and replace in its entirety, with effect from 1 July 2017, the standing authority passed by the sole shareholder of the Company on 30 June 2015 with respect to any annual equity compensation. This mandate, when passed by shareholders will continue on a perpetual basis without the need for renewal at subsequent annual general meetings, unless subsequently varied or revoked by an ordinary resolution passed by shareholders at a general meeting.

The Board recommends a vote “FOR” Proposal 4
to approve the standing authority for the annual equity compensation for non-executive Directors.

PROPOSAL 5:
ORDINARY RESOLUTION TO AUTHORISE THE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our Directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this Proposal 5 because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this Proposal 5 is approved, the authorisation would be effective from the date of the AGM until the earlier of (i) the conclusion of the 2018 Annual General Meeting or (ii) the expiration of the period within which the 2018 Annual General Meeting is required by law to be held. The 2018 Annual General Meeting is required to be held no later than 15 months after the date of the AGM and no later than six months after the date of our 2018 financial year end, whichever is the earlier date.

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorise our Directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

We are not submitting this Proposal 5 in response to a threatened takeover. In the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

Notwithstanding this general authorisation to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of NYSE, such as where we propose to issue ordinary shares that will result in a change in control of the Company.

As of the date of this Proxy Statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this Proposal 5 is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorisation in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

The Board recommends a vote “FOR” Proposal 5
to authorise the ordinary share issuances.

PROPOSAL 6:

ORDINARY RESOLUTION TO AUTHORISE THE GRANT OF AWARDS UNDER THE SIP
2014 AND/OR OPTIONS UNDER THE SOP 2014 AND THE ALLOTMENT AND ISSUANCE OF
ORDINARY SHARES

Proposal 6 is to authorise the Directors to (i) offer and grant awards, allot and issue ordinary shares, in accordance with the provisions of the SIP 2014, and/or (ii) offer and grant options, and allot and issue ordinary shares upon the exercise of options and payment of the exercise price, in accordance with the provisions of the SOP 2014 provided the total number of shares which may be delivered pursuant to awards granted under the SIP 2014 and options granted under the SOP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered (i) pursuant to awards already granted under the SIP 2014; and (ii) pursuant to options already granted under the SOP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) or such other limit as may be amended from time to time.

The Company intends to continue to rely upon equity as a component of compensation. If shareholder approval is not granted to authorise the Directors to issue shares pursuant to the equity awards, we would have to review our compensation practices, and would likely have to substantially increase our cash compensation to retain key personnel.

Our Board expects that we will continue to issue ordinary shares and grant awards pursuant to the SIP 2014 and/or offer and grant options pursuant to the SOP 2014 in the future under circumstances similar to those in the past.

The Board recommends a vote “FOR” Proposal 6
to authorise the grant of awards under the SIP 2014 and/or options under the SOP 2014 and the allotment and issuance of ordinary shares.

PART III – ADDITIONAL INFORMATION

Kenon is a holding company that operates dynamic, primarily growth-oriented, businesses. The companies which Kenon owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies.

Kenon remains committed to its strategy to realize the value of its businesses for Kenon Shareholders. In connection with this strategy, Kenon may provide Kenon Shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. To the extent Kenon monetizes its businesses (i.e., through offerings or sales), it may either distribute the proceeds derived from such transactions to our shareholders or use such proceeds in connection with our back-to-back guarantees in respect of Qoros’ indebtedness or to repay amounts owing under Kenon’s $200 million credit facility with IC.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

Kenon’s Share Registrar and Transfer Agent

Computershare may be contacted for information regarding the AGM as follows:

Computershare Shareholder Services
PO Box 30170
College Station, TX 77842-3170
Toll Free Telephone:    877 373 6374
Toll Number:                +1 (781) 575 4223

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Shareholder Services
P.O. BOX 30170
College Station, TX 77845-3170

Overnight correspondence should be sent to:

Computershare Shareholder Services
211 Quality Circle, Suite 210
College Station TX 77842

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Where You Can Find Additional Information

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files registration statements, reports, and other information with the SEC, including financial statements. Kenon’s Annual Report on Form 20-F (which does not form a part of this Proxy Statement and contains consolidated financial statements of Kenon as of and for the fiscal year ended December 31, 2016) was publicly filed with the SEC and, along with Kenon’s other filings, can be found on the SEC’s website at www.sec.gov. You may also obtain copies of Kenon’s documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Kenon also maintains a website that offers additional information: http://www.kenon-holdings.com/. Information contained on this website is not incorporated by reference into this Proxy Statement.